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Women-ownedMinority-owned
Spitfire Cheese & Sundry

Cheese Shop

927 8th Avenue
New York, NY 10019
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $15,000 invested.
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THE PITCH
Spitfire Cheese & Sundry is seeking investment to open our first location as a neighborhood cheese store and coffee shop.
First LocationLease SecuredRenovating Location
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Meet Spitfire Cheese & Sundry

Spitfire Cheese & Sundry is a neighborhood cheese shop and cafe, catering to the Hell's Kitchen and Midtown areas of Manhattan. We focus on producers and best practices, and bring season-driven products to our shelves, charcuterie boards, and cafe menu.

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THE TEAM
Diana Cole
Co-founder

Diana started her hospitality journey in DC in 2012, where she fell in love with hospitality managing bars and restaurants learning all aspects of the field. Her MPA in Urban Development and Sustainability further inspired her to incorporate ethical producers and practices into the industry.

Brandon Duff
Co-founder

Brandon has co-owned and operated a successful bar called As Is for the past 8 years. Entering the hospitality industry obsessed with coffee, he managed cafes and then moved into bartending and bar managing, learning systems and the food and beverage industry inside and out.

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OUR VISION

We are bringing our passion for hospitality, quality cheese, coffee, and locally-produced sundries to our favorite neighborhood. On a bustling corner in the heart of Manhattan, we are making these accessible and approachable in an area lacking specialty retail. We can't wait to meet you!

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TARGET MARKET
Residents, including ourselves, travel to other neighborhoods to shop specialty food stores
Offices and companies lack quality catering options for meetings and events
Visitors to Midtown and Central Park seek grab-and-go options for picnics or a quick bite
ACE, BD, 1, and NQRW lines all stop along 8th Avenue
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07/2023

Incorporated

LLC established

09/2023

Planning and Branding initiated

01/2024

Construction started

04/2024

Construction complete

04/2024
Opened

Grand Opening

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BUSINESS MODEL

Coffee and cafe sales drive sales in the morning, with cheese and retail business increasing toward the afternoon and evening. Online ordering and catering generate revenue outside of the brick and mortar.

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THE SPACE

Located at the corner of 55th Street and 8th Avenue, Spitfire sees thousands of people walk by every hour.

Nearby office buildings and luxury residential buildings
Median age of 40.5 and an annual household income of $164,012
Scarcity of specialty neighborhood stores
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COMPETITIVE LANDSCAPE
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PLANNED AND PROGRESS
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Initial Inventory $60,000
Equipment and Installation $33,250
Mainvest Compensation $6,750
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,500,000 $3,000,000 $3,150,000 $3,307,500 $3,142,125
Cost of Goods Sold $1,062,492 $1,275,000 $1,338,739 $1,405,675 $1,335,391
Gross Profit $1,437,508 $1,725,000 $1,811,261 $1,901,825 $1,806,734

EXPENSES

Rent $300,000 $300,000 $300,000 $300,000 $300,000
Utilities $30,000 $30,000 $30,000 $30,000 $30,000
Staff Payroll $500,000 $600,000 $630,000 $661,500 $628,425

Insurance $7,236 $7,236 $7,236 $7,236 $7,236

Equipment/Repairs $21,000 $21,000 $21,000 $21,000 $21,000

General Expenses/Supplies $18,000 $18,000 $18,000 $18,000 $18,000

CC Processing $56,244 $67,492 $70,866 $74,409 $70,688

Toast/POS/Payroll $10,244 $10,244 $10,244 $10,244 $10,244

Paper Goods $12,000 $12,000 $12,000 $12,000 $12,000

Payroll tax $62,496 $74,995 $78,744 $82,681 $78,546

Operating Profit $420,288 $584,033 $633,171 $684,755 $630,595

This information is provided by Spitfire Cheese & Sundry. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2023 Balance Sheet

2023 Income Statement

SPITFIRE CHEESE & SUNDRY PITCH DECK.pdf

Investment Round Status

Target Raise $100,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends April 26th, 2024

Summary of Terms

Legal Business Name Hydra Hospitality 2 LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $15,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 1.2%-1.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2027

Financial Condition

Forecasted milestones

Spitfire Cheese & Sundry forecasts the following milestones:

Achieve $3 million revenue per year by Year 2, then grow at 5% each subsequent year.

Expand catering and e-commerce to 20% of revenue by Year 3.

No operating history

Spitfire Cheese & Sundry was established in Spring 2024. Accordingly, there are limited financial statements and information for investors to review.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Spitfire Cheese & Sundry's fundraising. However, Spitfire Cheese & Sundry may require additional funds from alternate sources at a later date.

Risk Factors

Mainvest's Disclosures

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Spitfire Cheese & Sundry to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond Mainvest's control.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Spitfire

Cheese & Sundry and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, Federal and State securities laws may limit or restrict your ability to sell your securities.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Spitfire Cheese & Sundry nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Spitfire Cheese & Sundry's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Spitfire Cheese & Sundry or management), which is responsible for monitoring Spitfire Cheese & Sundry's compliance with the law. Spitfire Cheese & Sundry will not be required to implement these and other investor protections.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Spitfire Cheese & Sundry to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Spitfire Cheese & Sundry. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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